SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Gravitas Education Holdings, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G77305 103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G77305 103	Page 2 of 7 pages

1	Name of Reporting Person Chimin Cao

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,024,610. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,024,610. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,024,610. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 24.4%. See Item 4.

12	Type of Reporting Person IN

CUSIP No. G77305 103	Page 3 of 7 pages

1	Name of Reporting Person Joy Year Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,439,859. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 6,439,859. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,439,859. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 22.8%. See Item 4.

12	Type of Reporting Person CO

CUSIP No. G77305 103	Page 4 of 7 pages

Item 1(a).	Name of Issuer: Gravitas Education Holdings, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 4/F, No. 29 Building, Fangguyan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China.

Item 2(a).	Name of Person Filing: Chimin Cao and Joy Year Limited (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the Reporting Persons is c/o 4/F, No. 29 Building, Fangguyan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China.
Item 2(c)	Citizenship: Chimin Cao is a citizen of the People’s Republic of China. Joy Year Limited is a British Virgin Islands company.
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: G77305 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Chimin Cao	7,024,610	(1)	24.4	%(2)	28.0	%(3)	7,024,610	(1)	0	7,024,610	(1)	0
Joy Year Limited	6,439,859	(4)	22.8	%(2)	27.5	%(3)	6,439,859	(4)	0	6,439,859	(4)	0

(1)	Represents (i) 529,751 Class A ordinary shares issuable to Top Genius Ventures Limited, a British Virgin Islands company, upon exercise of options within 60 days after December 31, 2022, (ii) 4,380,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company, and (iii) 55,000 Class A ordinary shares issuable to Mr. Chimin Cao upon vesting of restricted share units within 60 days after December 31, 2022. Both Joy Year Limited and Top Genius Ventures Limited are ultimately owned by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Chimin Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chimin Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares of the Issuer, held by Joy Year Limited and Top Genius Ventures Limited.

CUSIP No. G77305 103	Page 5 of 7 pages

(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 28,200,755 ordinary shares (being the sum of 21,251,614 Class A ordinary shares and 6,949,141 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022 as a single class. In computing the percentage ownership of the Reporting Persons, we have included shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2022.

(3)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class.

(4)	Represents 4,380,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. G77305 103	Page 6 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

CUSIP No. G77305 103	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Chimin Cao

/s/ Chimin Cao

Joy Year Limited

By:	/s/ Chimin Cao

Name:	Chimin Cao
Title:	Director